Exhibit 99.3

DAVION HEALTHCARE PLC

Directors’ Lock-In Agreement

This Lock-In Agreement (“Agreement”) is made on the date of signing below.

WHEREAS:

1.	The Board of Directors of Davion Healthcare Plc (the “Company”) resolved at its meeting held on January 6th 2025 (the “Board Minutes”) that all directors of the Company shall be subject to a lock-in of their shareholdings for a period of ninety (90) days commencing on the date on which the Company’s ordinary shares are first admitted to trading on the Nasdaq Stock Exchange (the “Listing Date”).

2.	Each of the undersigned directors is a director of the Company and wishes to confirm his/her agreement to be bound by the lock-in described in the Board Minutes.

NOW IT IS AGREED as follows:

1.	Lock-In Commitment
Each director hereby undertakes that he/she shall not, without the prior written consent of the Board of Directors of the Company (or as otherwise required by law or regulation), sell, transfer, assign, charge, pledge, or otherwise dispose of, or agree to do any of the foregoing in respect of, any shares in the Company held by him/her (whether directly or indirectly) for a period of ninety (90) days from the Listing Date.

2.	Acknowledgement of Board Minutes Each director acknowledges and confirms that this Agreement is made pursuant to, and in furtherance of, the resolution recorded in the Board Minutes.

3.	Governing Law This Agreement shall be governed by and construed in accordance with the laws of Ireland.

Executed by the directors as a deed on the dates set opposite their names:

Name of Director	Signature	Date
Sir Eric Peacock	/s/ Eric Peacock	17th September 2025
Jack Kaye	/s/ Jack Kaye	17th September 2025
David Over	/s/ David Over	17th September 2025
Kevin Riches	/s/ Kevin Riches	17th September 2025
Susan M King	/s/ Susan M King	17th September 2025
Julian Sluyters	/s/ Julian Sluyters	17th September 2025